25003113

______ STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-37486

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2024 (MM/DD/YY) AND ENDING 12/31/2024 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Thornton Farish Inc.

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

SEC Mail Processing
APR 21 2025
Washington, DC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

3500 Eastern Blvd. Suite 210
(No. and Street)

Montgomery	AL	36116
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Sarah Russell	(334)270-8555	srussell@thorntonfarish.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Goldman & Company, CPA's, P.C.
(Name – if individual, state last, first, and middle name)

3535 Roswell Rd. Ste 32	Marietta	GA	30062
(Address)	(City)	(State)	(Zip Code)

06/25/2009	PCAOB #1952
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

OATH OR AFFIRMATION

I, Scott Bamman, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Thornton Farish Inc., as of 12/31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

SARAH D. RUSSELL MY COMMISSION EXPIRES SEPTEMBER 2, 2026 NOTARY PUBLIC STATE OF ALABAMA

Signature: [signature]

Title: President/CEO

[signature]
Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Management of
Thornton Farish Inc,

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Thornton Farish Inc as of December 31, 2024, the related statements of income and changes in stockholders' equity and cash flows for the year then ended and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Thornton Farish Inc as of December 31, 2024, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Emphasis of Matter

Thornton Farish, Inc. adjusted is beginning balance on the Statement of Changes in Stockholders' Equity by recording prior period adjustments as discussed in Footnote 1. Our opinion is not modified with respect to this matter.

Basis for Opinion

These financial statements are the responsibility of Thornton Farish Inc's management. Our responsibility is to express an opinion on Thornton Farish Inc's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the company in accordance with the U.S Federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Schedule's I- Computation of Net Capital Under SEC Rule 15c3-1, Schedule II-Computation for Determination of Reserve Requirements Pursuant to SEC Rule 15c3-3 (exemption) and Schedule III-Information Relating to Possession or Control Requirements Pursuant to SEC Rule 15c3-3 (exemption) have been subjected to audit procedures performed in conjunction with the audit of Thornton Farish Inc's financial statements. The supplemental information is the responsibility of Thornton Farish Inc's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the schedule's I, II. and III are fairly stated, in all material respects, in relation to the financial statements as a whole.

Goldman + Company CPA's PC

We have served as the Company's auditor since 2024.

Goldman & Company, CPA's, P.C.
Marietta, Georgia
April 15, 2025

goldman & COMPANY, CPAS

THORNTON FARISH INC.
TABLE OF CONTENTS
DECEMBER 31, 2024

THORNTON FARISH INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2024

ASSETS

Cash and cash equivalents	$	81,325
Deposits with clearing organizations		101,210
Fees receivable		160,370
Investments: Money market funds		7,588
Stockholder receivables		224,532
Right-of-use lease asset		34,612
Property and equipment (at depreciated cost)		2,675
Other assets		2,797
TOTAL ASSETS	$	615,109

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES		
Accounts payable and other liabilities	$	31,365
Right-of-use lease liability		34,612
TOTAL LIABILITIES		65,977
STOCKHOLDERS' EQUITY		
Common stock – $1 par value, 10,000 shares authorized and 1,500 shares issued and outstanding		1,500
Additional paid-in capital		509,552
Retained earnings (deficit)		38,080
TOTAL STOCKHOLDERS' EQUITY		549,132
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	615,109

The accompanying notes are an integral part of these financial statements.

THORNTON FARISH INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2024

REVENUES	
Investment Banking Fees	$ 766,927
Financial Advisory Fees	240,000
Underwriting Fees	329,050
12b-1 and Trail Fees	1,653
Interest	596
Total Revenues	1,338,226
EXPENSES	
Compensation and Benefits	940,400
Clearance Expenses	55,593
Communications	15,900
Depreciation	955
Dues, Fees and Assessments	10,956
Occupancy Costs	68,594
Other Operating Expenses	74,275
Promotional Costs and Issue Expenses	63,298
Total Expenses	1,229,971
NET INCOME	$ 108,255

The accompanying notes are an integral part of these financial statements.

THORNTON FARISH INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2024

	COMMON STOCK	ADDITIONAL PAID-IN CAPITAL	RETAINED EARNINGS (DEFICIT)	TOTAL
BALANCE AT DECEMBER 31, 2023	$ 1,500	$ 509,552	$ (53,175)	$ 457,877
Prior-Period Adjustment - Note 1			100,000	100,000
BALANCE AT DECEMBER 31, 2023 AS ADJUSTED	$ 1,500	$ 509,552	$ 46,825	$ 557,877
Net income	-	-	108,255	108,255
Distributions	-	-	(117,000)	(117,000)
BALANCE AT DECEMBER 31, 2024	$ 1,500	$ 509,552	$ 38,080	$ 549,132

The accompanying notes are an integral part of these financial statements.

THORNTON FARISH INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2024

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 108,255
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	955
Fees receivable	(18,335)
Money market fund	(2)
Stockholder receivables	2,021
Right-of-use lease asset	2,548
Deposits with clearing organizations	(595)
Other assets	(405)
Accounts payable and other liabilities	30,259
Right-of-use lease liability	(2,548)
Net cash provided by operating activities	122,153
CASH FLOWS FROM FINANCING ACTIVITIES	
Distributions	(117,000)
Net cash used in financing activities	(117,000)
NET INCREASE IN CASH	5,153
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	76,172
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 81,325

The accompanying notes are an integral part of these financial statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations
Thornton Farish Inc. (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC), a municipal advisor registered with the SEC and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is engaged in the business of brokering securities, underwriting securities issues, and remarketing securities throughout the United States of America. The Company operates primarily in the municipal securities markets. The Company clears its trades through StoneX Financial Inc.

Revenue
The company adheres to ASC 606, Revenue from Contracts with Customers. Revenue is recognized upon satisfaction of performance obligations by transferring a good or service to a customer.

Fees Receivable
Fees receivable in connection with remarketing contracts are recognized at net realizable value. Management determines the allowance for doubtful accounts based on historical losses and current economic conditions. On a continuing basis, management analyzes delinquent receivables, if any. If determined to be uncollectible, the receivable is written off against the allowance account. Based on historical activity with these agreements, management has determined that no allowance for doubtful accounts is necessary. Fees receivable at January 1, 2024 was $142,034.

Property and Equipment
Major additions to property and equipment are capitalized at cost. Maintenance and repairs are charged to expense as incurred. The cost and accumulated depreciation of property and equipment disposed of are removed from the related accounts and any gain or loss is reflected in income. Depreciation is provided using the straight-line method over the estimated useful lives of the respective assets.

Income Taxes
The Company, with the consent of its stockholders, has elected under the Internal Revenue Code to be taxed as an S corporation. In lieu of corporation income taxes, the stockholders of an S corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal or state income taxes has been included in the financial statements.

Effective January 1, 2009, the Company accounts for uncertainty in income taxes in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 740, *Income Taxes*, which prescribes a minimum recognition threshold and measurement methodology that a tax position taken or expected to be taken in a tax return is required before being recognized in the financial statements. It also provides guidance for de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. As of December 31, 2024, the Company had no uncertain tax positions, or interest and penalties, which qualify for either recognition or disclosure in the financial statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – CONTINUED

Advertising
Advertising costs are expensed as incurred. There were no advertising expenses for the year ended December 31, 2024.

Cash and Cash Equivalents
Cash and cash equivalents include certain investments in highly liquid debt instruments with original maturities of three months or less.

Fair Value of Financial Instruments
FASB ASC 825-10 requires disclosure of fair value information about financial instruments, whether or not recognized in the statement of financial condition. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instruments. FASB ASC 825-10 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements.

The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

Investment securities including money market funds: Fair values of securities are usually based on quoted market prices. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities. Money market funds are considered level one in the fair value hierarchy.

Use of Estimates in the Preparation of Financial Statements
In preparing financial statements in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingencies at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from those estimates.

Prior-Period Adjustment
The company recorded one prior-period adjustment to increase the beginning balance in Retained Earnings for $100,000. This was to record 2023 revenue that was not previously recorded. The effect of this entry would have increased equity and increased revenue for the year ending December 31, 2023. In the prior year, the Company was in compliance with net capital required by SEC rule 15c3-1 after the prior period adjustment was recorded.

Subsequent Events
The Company has evaluated subsequent events through April 15, 2025, which is when the financial statements were issued. No subsequent events requiring disclosure were note

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – CONTINUED

Basis of Accounting
The Company maintains its books and records on the accrual basis of accounting for financial reporting purposes which is in accordance with accounting principles generally accepted in the U.S. as required by the SEC and FINRA. The Company is evaluating new accounting standards and will implement as required.

2. PROPERTY AND EQUIPMENT

As of December 31, 2024, property and equipment consisted of the following:

Furniture and equipment at cost	$ 73,287
Less accumulated depreciation	70,612
Property and equipment at depreciated cost	$ 2,675

Depreciation expense totaled $955 for the year ended December 31, 2024.

3. FINANCING ARRANGEMENTS

As of December 31, 2023, the Company had a $25,000,000 credit facility available at Regions Bank to handle pre-sold bond issue closings. Each note bears interest at the bank's prime rate and is secured by the bonds creating each specific transaction and stockholder guarantees. As of December 31, 2024, there were no balances outstanding with respect to this credit facility.

4. REVENUE

Investment Banking Fees: include underwriting fees arising from initial municipal bond securities offerings. These fees are recognized on the closing date of the issue. These transactions are processed through its clearing broker.

Financial Advisory Fees: The Company earns revenue from providing financial advisory services for municipal clients. These fees are recognized when billed for services rendered.

Investment Banking Fees: include remarketing fees in which the Company acts as a remarketing agent for its customers. These fees are recognized when earned on a quarterly basis.

12b-1 and Trail Fees: include fees earned from providing investment products and services to clients in return for sales charges, service fees and asset-based fees.12b-1 and trailing commissions are generally based on a fixed rate applied, as a percentage, the net asset value of

the fund. Trailing commissions are recognized when they are received, typically on a monthly or quarterly basis.

5. NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). The Company had net capital and net capital requirements of $191,910 and $100,000, respectively, as of December 31, 2024. The Company's percentage of aggregate indebtedness to net capital was 16.34% as of December 31, 2024.

6. PROFIT-SHARING PLAN

The Company has a profit-sharing plan covering all salaried employees. Contributions to the plan are authorized by management at its discretion. The plan has received a favorable tax determination under the Internal Revenue Code. For the year ended December 31, 2024, a contribution of $33,151 was authorized and to be paid out in 2025.

7. SUBORDINATED LIABILITIES

The Company had no liabilities subordinated to the claims of general creditors as of the beginning of the year, end of the year, and during the year ended December 31, 2024.

8. CONCENTRATIONS

At times, the Company's cash balances in banks may exceed federally insured limits. At December 31, 2024, the carrying amount of the Company deposits was $81,325 and the bank balance was $89,041. The Company has not and does not expect to experience any loss regarding these cash accounts.

9. OPERATING LEASES

The Company leases an automobile and uses an average discount rate of 6%, as the discount rate in determining the present value of lease payments.

The Company's lease has a remaining lease term of 2.5 years, which include an option to extend the lease for additional terms. The exercise of lease renewal options is at the Company's discretion. Renewals to extend the lease terms are not included in the Company's right-of-use asset and lease liabilities as they are not reasonably certain of exercise. Lease expense is recognized on a straight-line basis over the term of the lease. Lease expense is included in occupancy and salaries on the Statement of Income.

9. OPERATING LEASES (CONTINUED)

The average discount rate was 6%. Maturities of lease liabilities under noncancelable operating leases as of December 31, 2024, are as follows:

	2025	15,421
	2026	15,421
	2027	6,426
	2028	-
Total Undiscounted Lease Obligation		37,268
Less: Imputed Interest Rate - Discount		(2,656)
Total Lease Liability		34,612

Separately, the Company has a short-term lease, for office space, not included in the above table, requiring monthly payments of $5,152 expiring on January 31, 2025.

10. RELATED PARTY TRANSACTIONS

The Company has receivables from its stockholders. These receivables have no specific repayment terms and bear no interest. It is the intent of these stockholders to repay these receivables.

11. COMMITMENTS, CONTINGENCIES AND GUARANTEES

The Company, in its capacity as a broker-dealer and registered investment advisor, is subject to litigation and various claims, as well as examination by regulatory agencies. Based on information furnished by legal counsel and others, management believes no matters are pending that will have a material adverse effect on the financial position or results of operations of the Company.

12. SINGLE REPORTABLE SEGMENT

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, including brokering securities, underwriting securities issues, remarketing and municipal advisory services. The Company has identified its President as the chief operating decision maker ("CODM"), who uses net income to evaluate the result of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (See Note 5), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. The Company derived 53 percent of its total revenue from a single external customer in 2024.

SUPPLEMENTAL INFORMATION

THORNTON FARISH INC.
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2024

Total qualified ownership equity		$ 549,132
Other allowable credits - Discretionary Profit Sharing	33,151	
Total capital and allowable subordinated liabilities		582,283
Nonallowable assets	390,373	
Total deductions and/or charges		390,373
Net capital before haircuts on securities positions		191,910
Haircuts on securities (computed, where applicable, pursuant to Rule 15c3-1(f)):		
Trading and investment securities:		
Marketable securities	-	
Other securities	-	
Total haircuts		-
Net capital		$ 191,910

Note: There are no material differences between the preceding computation and the Company's corresponding unaudited part II of Form X-17A-5 as of December 31, 2024, as amended on April 15, 2025.

See accompanying report of the independent registered public accounting firm.

THORNTON FARISH INC.
SCHEDULE I (CONTINUED)
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2024

Minimum net capital requirement - based on aggregate indebtedness	$ 2,091
Minimum dollar net capital requirement of reporting broker	$ 100,000
Greater of above amounts	$ 100,000
Excess net capital	$ 91,910
Excess net capital at 1,500%	$ 187,205
Excess net capital at 1,000%	$ 188,774

COMPUTATION OF AGGREGATE INDEBTEDNESS UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2024

Total aggregate indebtedness - net of operating lease asset	$ 31,365
Percentage of aggregate indebtedness to net capital	16.34%

Note: There are no material differences between the preceding computation and the Company's corresponding unaudited part II of Form X-17A-5 as of December 31, 2024, as amended on April 15, 2025.

See accompanying report of the independent registered public accounting firm.

THORNTON FARISH INC.
SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2024

The Company is not required to file the above schedules as it is exempt from Securities and Exchange Commission Rule 15c3-3 under Footnote 74 and paragraph (k)(2)(ii) of the rule and the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, did not carry accounts of customers of or for customers, and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the year ending December 31, 2024, without exception.

THORNTON FARISH INC.
SCHEDULE III
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2024

The Company is not required to file the above schedules as it is exempt from Securities and Exchange Commission Rule 15c3-3 under Footnote 74 and paragraph (k)(2)(ii) of the rule and the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, did not carry accounts of customers of or for customers, and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the year ending December 31, 2024, without exception.

THORNTON FARISH INC. EXEMPTION REPORT FOR CLAIMING AN EXEMPTION PURSUANT TO RULE 15C3-3

THORNTON FARISH INC. EXEMPTION REPORT

Thornton Farish Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k)(2)3(2)(ii), the Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3 (k) throughout the most recent fiscal year without exception.

(2) The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to: 1.) effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company 2.) receiving compensation for providing financial advisory services and 3.) receiving investment banking fees for remarketing services provided, and,

(3) The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

The Company met the identified exemptive provisions throughout the period from January 1, 2024 through December 31, 2024 without exception.

THORNTON FARISH INC.

I, Scott W. Bamman, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

Scott W. Bamman
President

April 14, 2025

goldman & COMPANY, CPAS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Management
of Thornton Farish, Inc.

We have reviewed management's statements, included in the accompanying Thornton Farish, Inc.'s Annual Exemption Report, in which Thornton Farish, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Thornton Farish, Inc. claimed an exemption from both 17 C.F.R. §240.15c3-3: (k)(2)(ii), and Footnote 74 of the SEC Release No. 34-70073 (the "exemption provisions") and (2) Thornton Farish Inc. stated that Thornton Farish Inc. met the identified exemption provisions throughout the most recent fiscal year without exception.

In addition, Thornton Farish Inc. did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception

Thornton Farish, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Thornton Farish, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph k(2)(ii) of Rule 15c3-3 and Footnote 74 of the SEC Release No. 34-70073 under the Securities Exchange Act of 1934.

Goldman & Company CPA's PC

Goldman & Company, CPA's, P.C.
Marietta, Georgia
April 15, 2025

3535 Roswell Road · Suite 32 · Marietta, GA 30062 · 770.499.8558 · Fax 770.425.3683

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Shareholders and Management of
Thornton Farish Inc,

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by Thornton Farish Inc (the Company) and the SIPC, solely to assist you and SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2024.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2024. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our associated findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2024, as applicable, with the amounts reported in Form SIPC-7 for the year ended, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2024. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Goldman + Company CPA's PC

Goldman & Company, CPA's, P.C.
Marietta, Georgia
April 15, 2025

goldman & COMPANY, CPAS
3535 Roswell Road · Suite 32 · Marietta, GA 30062 · 770.499.8558 · Fax 770.425.3683